July 9, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549-7010

Re: Amendment to Company’s 20-F filing dated March 19, 2007  (updated)

On June 28, 2007 the Company reported its intention to file an amended 20-F by July 9, 2007. This filing has been delayed due to the upcoming spin-out of its Canadian and Peruvian assets into a new publicly traded company called Fission Energy Corp.

The Company’s amended 20-F filing along with its annual 20-F filing will be filed on or before July 16th. Should circumstances change, the Company will update this notice at the earliest possible opportunity.

Sincerely,

/s/  Patrick Groening

Patrick Groening

Chief Financial Officer

Strathmore Minerals Corp.

Corporate Head Office

Wyoming Office

New Mexico Office

700 – 1620 Dickson Ave.

213 W Main Suite F

4001 Office Court Dr. Ste. 602

Kelowna, BC Canada V1Y 9Y2

Riverton, WY  82501

Santa Fe, NM  87507

Phone:

250-868-8445

Phone:

307-856-8080

Phone:

505-474-6646

Fax:

250-868-8493

Fax:

307-856-8084

Fax:

505-474-6066

Toll Free: 1-800-647-3303

Toll Free: 1-800-647-3303

Toll Free: 1-800-647-3303

E-mail: info@strathmoreminerals.com                   Website: www.strathmoreminerals.com